Victory Energy Corporation
3355 Bee Caves Road, Suite 608
Austin, TX 78746

October 13, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Parhaum J. Hamidi

Re:    Victory Energy Corporation

Proxy Statement on Form PREM14A
Filed September 18, 2017
File No. 2-76219-NY

Dear Mr. Hamidi:
We hereby submit the responses of Victory Energy Corporation LLC (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 6, 2017, providing the Staff’s comments with respect to Proxy Statement on Form PREM14A (the “Proxy Statement”).
For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.
General

1.
We note the divestiture of your partnership interest in Aurora Energy Partners appears to involve the sale of a substantial part of your assets. Please tell us why you do not provide the financial information required by Rules 8-02, 8-03 and 8-05 of Regulation S-X pursuant to Item 14(a)(4) of Schedule 14A.

Response: We initially sought to incorporate the financial information by reference. We have, however, revised the proxy statement to include the required financial statements as part of the proxy statement.
Proposal No. 1 – Charter Proposal
Reasons for the Amendment to our Current Charter

2.
We note you state that the primary purpose of the charter amendment is to increase your authorized stock to facilitate the conversion of your recently issued preferred stock and the issuance of shares pursuant to the Divestiture Agreement. Please clarify here that following such conversion and the issuance of other shares and securities contemplated by the Transaction and Divestiture Agreements, Armacor will own 90% of your issued and outstanding common stock on a fully-diluted basis and your business will focus exclusively on technology-driven, friction reducing oilfield products and services in connection with its exclusive sublicense to all of Armacor’s intellectual property, rather than the ownership of exploration and production assets. In this regard, we note the disclosure in your Form 8-K filed on August 24, 2017. In addition, please expand your disclosure to discuss the reasons for engaging in the transaction with Armacor.

Response: We have revised the proxy statement to clarify that following the conversion of our outstanding preferred stock and the issuance of other shares and securities contemplated by the Transaction and Divestiture Agreements, Armacor will own 90% of our issued and outstanding common stock on a fully-diluted basis and that our business will focus exclusively on technology-driven, friction reducing oilfield products and services in connection with its exclusive sublicense to all of Armacor’s intellectual property, rather than the ownership of exploration and production assets. We have also expanded our disclosure to discuss the reasons for engaging in the transaction with Armacor.
Proposal No. 2 – Divestiture Proposal
Background of the Divestiture

3.
You disclose in this section that an “independent financial consulting firm . . . gave a detailed presentation to the board regarding their analysis of the relative value of the license and cash being contributed by Armacor to [y]our company and of the release of liabilities to be received by Navitus in exchange for [y]our interest in Aurora.” Please expand this section to provide all material disclosure that Item 1015(b) of Regulation S-K requires. Refer to Item 14(b)(6) of Schedule 14A. Ensure that your expanded disclosure includes the identity of the financial consulting firm and any affiliation it has with you, the procedures it followed in preparing the fairness presentation and any projections used, the bases for and methods of arriving at its recommendation, and any compensation it received for providing the presentation.

Response: We have expanded our disclosure in response to the Staff’s comment to provide all material disclosure that Item 1015(b) of Regulation S-K requires regarding our engagement of Stratiqa, a valuation and financial consulting firm, to provide a valuation report and presentation to our board of directors. The updated disclosure identifies Stratiqa as the financial consulting firm that we engaged to provide a valuation presentation and report to our board. The updated disclosure also describes any affiliation between our company and Stratiqa, the procedures followed by Stratiqa in preparing the valuation presentation and report and any projections used, the bases for and methods of arriving at its valuation, and any compensation it received for providing the presentation and report. We also corrected references to the valuation presentation and report being a “fairness” presentation or report. In fact, the report was unrelated to the fairness of the transaction and, instead focused on the valuation of the assets being divested.
If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (512) 347-7300 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.
Sincerely,

Victory Energy Corporation

By: /s/ Kenneth E. Hill
Kenneth E. Hill
Chief Executive Officer

cc:     Louis A. Bevilacqua, Esq.